UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity To Launch Next-Gen Casual Game Portal

Seoul, South Korea – June 9, 2005 – Gravity Co., Ltd. (Nasdaq: GRVY), a leading developer and distributor of online games, today announced that it has recently  signed a contract with Sonnori Co., Ltd. (“Sonnori”) to publish a cutting-edge casual online game portal “STYLIA”.

STYLIA is the culmination of more than decade-long game research and development by Sonnori, which has already produced a number of hit titles since the early 1990s.  In 2000, Gravity and Sonnori jointly worked on the development of Arcturus, a PC role playing game.  Under the latest contract,
Gravity has global publishing rights of STYLIA for five years (six months for
Korea), which is the second new product published by Gravity following R.O.S.E
Online in January 2005.

David Yoon, the CEO of Gravity commented, “Our publishing agreement with
Sonnori is the latest example of our strong 3rd party publishing capability.
STYLIA is an innovative casual game portal that we expect will be well received by gamers globally.  Moreover, STYLIA is strategically important for Gravity as it will accelerate our casual gaming strategy and serve as the cornerstone for our next-generation casual game platform.  STYLIA also compliments the ongoing expansion of Gravity’s existing titles and the diversification of our global market reach.”

More details of STYLIA are expected to be announced during the beta-testing launch press conference in July.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games worldwide.  The Company’s principal product, Ragnarok Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses merchandizing of character-related products based on its online games. For more information visit www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACTS:
In Korea:
Kwan Shik Seo, CFO
Gravity Co. Ltd.
Tel: 82-2-516-5438(Ext. 314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 06/09/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	Chief Financial Officer